July 12, 2024

Wenqiu Liao
President and CEO
GSG Group Inc.
Flat 8-9, 5/F, Wing On Plaza, 62 Mody Road,
Tsim Sha Tsui, KLN,
Hong Kong

       Re: GSG Group Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2022
           File No. 333-209903
Dear Wenqiu Liao:

        We issued comments to you on the above captioned filing on September 20, 2023. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by July 26, 2024.

       If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

       Please contact Jennifer Gowetski at 202-551-3401 or Andrew Mew at 202-551-3377 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Disclosure Review
Program